SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (AMENDMENT NO.1)


                           Republic Group Incorporated
                                (Name of Issuer)


                     Common Stock, par value $1.00 per share
                         (Title of Class of Securities)



                                    760473108
                                 (CUSIP Number)


                                 Douglas H. Wolf
                 Premier Construction Products Acquisition Corp.
                         220 Jackson Street, Suite 2000
                         San Francisco, California 94111
                                 (415) 986-5511

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:
                                  David C. Buck
                             Andrews & Kurth L.L.P.
                             600 Travis, Suite 4200
                              Houston, Texas 77002
                                 (713) 220-4200

                                September 28, 2000
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   760473108                                            Page 2 of 12



1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Premier Construction Products Statutory Trust (the "Trust")

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        a /x/
                                                                   b /_/

3         SEC USE ONLY

4         SOURCE OF FUNDS
          OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR  2(e)              /_/

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Connecticut

           NUMBER OF            7        SOLE VOTING POWER
            SHARES                       -0-
         BENEFICIALLY           8        SHARED VOTING POWER
           OWNED BY                      3,236,646 (See Items 4 and 5.) (a)
             EACH               9        SOLE DISPOSITIVE POWER
           REPORTING                     -0-
            PERSON              10       SHARED DISPOSITIVE POWER
             WITH                        3,236,646 (See Items 4 and 5.) (a)


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,236,646 (See Items 4 and 5.) (a)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           /_/

13        PERCENT OF CLASS  REPRESENTED BY AMOUNT IN ROW (11)
          27.3% (See Items 4 and 5.) (a)

14        TYPE OF REPORTING PERSON
          OO- statutory trust
--------------------------------------------------------------------------------
(a) The reporting persons disclaim beneficial ownership of all of such shares. Beneficial ownership of such shares is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of such shares as a result of the Stockholder Agreements described in Items 4 and 5.

CUSIP No.          760473108                                       Page 3 of 12



1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Premier Construction Products Acquisition Corp.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)    /x/
                                                                (b)    /_/

3         SEC USE ONLY

4         SOURCE OF FUNDS
          OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR  2(e)                        /_/

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

           NUMBER OF            7        SOLE VOTING POWER
            SHARES                        -0-
         BENEFICIALLY           8        SHARED VOTING POWER
           OWNED BY                      3,236,646 (See Items 4 and 5.) (a)
             EACH               9        SOLE DISPOSITIVE POWER
           REPORTING                     -0-
            PERSON              10       SHARED DISPOSITIVE POWER
             WITH                        3,236,646 (See Items 4 and 5.) (a)


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,236,646 (See Items 4 and 5.) (a)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                     /_/

13        PERCENT OF CLASS  REPRESENTED BY AMOUNT IN ROW (11)
          27.3% (See Items 4 and 5.) (a)

14        TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------
(a) The reporting persons disclaim beneficial ownership of all of such shares. Beneficial ownership of such shares is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of such shares as a result of the Stockholder Agreements described in Items 4 and 5.

CUSIP No.          760473108                                     Page 4 of 12



1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Premier Construction, Inc.*

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)   /x/
                                                                (b)   /_/

3         SEC USE ONLY

4         SOURCE OF FUNDS
          OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR  2(e)                                      /_/

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

           NUMBER OF            7       SOLE VOTING POWER
            SHARES                      -0-
         BENEFICIALLY           8       SHARED VOTING POWER
           OWNED BY                     3,236,646 (See Items 4 and 5.) (a)
             EACH               9        SOLE DISPOSITIVE POWER
           REPORTING                     -0-
            PERSON              10      SHARED DISPOSITIVE POWER
             WITH                       3,236,646 (See Items 4 and 5.) (a)


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,236,646 (See Items 4 and 5.) (a)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      /_/

13       PERCENT OF CLASS  REPRESENTED BY AMOUNT IN ROW (11)
         27.3% (See Items 4 and 5.) (a)

14       TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------
(a) The reporting persons disclaim beneficial ownership of all of such shares. Beneficial ownership of such shares is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of such shares as a result of the Stockholder Agreements described in Items 4 and 5.
*Correction is made to name contained in original filing.

CUSIP No.          760473108                                Page 5 of 12



1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Premier Construction Products Acquisition, L.L.C.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)   /x/
                                                                  (b)   /_/
3         SEC USE ONLY

4         SOURCE OF FUNDS
          OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR  2(e)                                       /_/

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

           NUMBER OF            7        SOLE VOTING POWER
            SHARES                       -0-
         BENEFICIALLY           8        SHARED VOTING POWER
           OWNED BY                      3,236,646 (See Items 4 and 5.) (a)
             EACH               9        SOLE DISPOSITIVE POWER
           REPORTING                     -0-
            PERSON              10       SHARED DISPOSITIVE POWER
             WITH                        3,236,646 (See Items 4 and 5.) (a)


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,236,646 (See Items 4 and 5.) (a)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        /_/

13       PERCENT OF CLASS  REPRESENTED BY AMOUNT IN ROW (11)
         27.3% (See Items 4 and 5.) (a)

14       TYPE OF REPORTING PERSON

         OO - limited liability company
--------------------------------------------------------------------------------
(a) The reporting persons disclaim beneficial ownership of all of such shares. Beneficial ownership of such shares is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of such shares as a result of the Stockholder Agreements described in Items 4 and 5.

CUSIP No.          760473108                                      Page 6 of 12



1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) D.H. Wolf Baseline Trust

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)     /x/
                                                                  (b)     /_/
3         SEC USE ONLY

4         SOURCE OF FUNDS
          OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR  2(e)                                         /_/

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          California

           NUMBER OF            7        SOLE VOTING POWER
            SHARES                        -0-
         BENEFICIALLY           8        SHARED VOTING POWER
           OWNED BY                      3,236,646 (See Items 4 and 5.) (a)
             EACH               9        SOLE DISPOSITIVE POWER
           REPORTING                      -0-
            PERSON              10       SHARED DISPOSITIVE POWER
             WITH                        3,236,646 (See Items 4 and 5.) (a)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,236,646 (See Items 4 and 5.) (a)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          /_/


13        PERCENT OF CLASS  REPRESENTED BY AMOUNT IN ROW (11)
          27.3% (See Items 4 and 5.) (a)

14        TYPE OF REPORTING PERSON

          OO - trust
--------------------------------------------------------------------------------
(a) The reporting persons disclaim beneficial ownership of all of such shares. Beneficial ownership of such shares is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of such shares as a result of the Stockholder Agreements described in Items 4 and 5.

CUSIP No.          760473108                                      Page 7 of 12



1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) R.G. Buckingham Baseline Trust

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)     /x/
                                                                 (b)     /_/
3         SEC USE ONLY

4         SOURCE OF FUNDS
          OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR  2(e)                                        /_/

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          New York

           NUMBER OF            7        SOLE VOTING POWER
            SHARES                       -0-
         BENEFICIALLY           8        SHARED VOTING POWER
           OWNED BY                      3,236,646 (See Items 4 and 5.) (a)
             EACH               9        SOLE DISPOSITIVE POWER
           REPORTING                      -0-
            PERSON              10       SHARED DISPOSITIVE POWER
             WITH                        3,236,646 (See Items 4 and 5.) (a)


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,236,646 (See Items 4 and 5.) (a)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        /_/

13       PERCENT OF CLASS  REPRESENTED BY AMOUNT IN ROW (11)
         27.3% (See Items 4 and 5.) (a)

14        TYPE OF REPORTING PERSON

          OO - trust
--------------------------------------------------------------------------------
(a) The reporting persons disclaim beneficial ownership of all of such shares. Beneficial ownership of such shares is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of such shares as a result of the Stockholder Agreements described in Items 4 and 5.

CUSIP No.          760473108                                    Page 8 of 12



1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
          Richard Idell

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   /x/
                                                                    (b)   /_/
3         SEC USE ONLY

4         SOURCE OF FUNDS
          OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR  2(e)                                          /_/

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.

           NUMBER OF            7        SOLE VOTING POWER
            SHARES                       -0-
         BENEFICIALLY           8        SHARED VOTING POWER
           OWNED BY                      3,236,646 (See Items 4 and 5.) (a)
             EACH               9        SOLE DISPOSITIVE POWER
           REPORTING                      -0-
            PERSON              10       SHARED DISPOSITIVE POWER
             WITH                        3,236,646 (See Items 4 and 5.) (a)


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,236,646 (See Items 4 and 5.) (a)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           /_/


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.3% (See Items 4 and 5.) (a)

14        TYPE OF REPORTING PERSON

          IN - trustee
--------------------------------------------------------------------------------
(a) The reporting persons disclaim beneficial ownership of all of such shares. Beneficial ownership of such shares is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of such shares as a result of the Stockholder Agreements described in Items 4 and 5.

CUSIP No.          760473108                                    Page 9 of 12



1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
          David S. Brown

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)     /x/
                                                                   (b)     /_/
3         SEC USE ONLY

4         SOURCE OF FUNDS
          OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR  2(e)                                          /_/

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.

           NUMBER OF            7        SOLE VOTING POWER
            SHARES                       -0-
         BENEFICIALLY           8        SHARED VOTING POWER
           OWNED BY                      3,236,646 (See Items 4 and 5.) (a)
             EACH               9        SOLE DISPOSITIVE POWER
           REPORTING                     -0-
            PERSON              10       SHARED DISPOSITIVE POWER
             WITH                        3,236,646 (See Items 4 and 5.) (a)


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,236,646 (See Items 4 and 5.) (a)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           /_/

13       PERCENT OF CLASS  REPRESENTED BY AMOUNT IN ROW (11
         27.3% (See Items 4 and 5.) (a)

14       TYPE OF REPORTING PERSON

         IN - trust
--------------------------------------------------------------------------------
(a) The reporting persons disclaim beneficial ownership of all of such shares. Beneficial ownership of such shares is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of such shares as a result of the Stockholder Agreements described in Items 4 and 5.

                                  SCHEDULE 13D
                         RELATING TO THE COMMON STOCK OF
                           REPUBLIC GROUP INCORPORATED

ITEM 1:  SECURITY AND ISSUER

         This Amendment No. 1 to the Statement on Schedule 13D (the "Statement") relates to the common stock, par value $1.00 per share (the "Common Stock"), of Republic Group Incorporated, a Delaware corporation ("Republic"). The principal executive offices of Republic are located at 811 East 30th Avenue, P.O. Box 1307, Hutchison, Kansas 67502-4341.

         This Amendment No. 1 to the Statement is being filed by Premier Construction Products Statutory Trust, a statutory trust formed under the laws of Connecticut (the "Trust"), Premier Construction Products Acquisition Corp., a Delaware corporation ("Acquisition Sub"), Premier Construction, Inc., a Delaware corporation, Premier Construction Acquisition, L.L.C., a Delaware limited liability company, The D. H. Wolf Baseline Trust, a California trust, Richard Idell, its trustee, The R.G. Buckingham Baseline Trust, a New York trust, and David S. Brown, its trustee (collectively, the "Reporting Persons"), to amend statements included in Items 3 and 4(c) of the Statement. Correction is made to the name of Premier Construction, Inc., which was previously stated as Premier Construction Products, Inc.

ITEM 3: SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Although the Trust has not entered into definitive documents at this time, the Trust expects that it will borrow funds required by the Trust and the Surviving Corporation (1) to pay the cash purchase price to current holders of Republic common stock and (2) to repay certain senior and subordinated indebtedness of Republic in connectin with the proposed merger. These borrowings, or the repayment of existing Republic indebtedness, may also be repaid in part with the proceeds of a sale of assets described below.

ITEM 4:  PURPOSE OF TRANSACTION

         (c) In connection with its anticipated acquisiton of Republic, the Trust has discussed the sale of Republic's assets and operations with a number of prospective purchasers. The Trust has entered into a nonbinding letter of intent with one potential purchaser relating to a proposed sale of certain subsidiaries and other assets of Republic that the trust may cause to occur if the proposed merger of Repubic and Acquistion Sub is approved and consummated. The trust intends to continue discussion with other potential purchasers and may enter into noninding letters of intent with such other potential purchasers as well.

ITEM 7:  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1      Joint Filing Agreement (previously filed as Exhibit 3 to the
               Schedule 13D to which this amendment No. 1 relates).

                                                      SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Amendment No. 1 to the Statement is true, complete and correct.



Dated October 26, 2000           PREMIER CONSTRUCTION PRODUCTS STATUTORY
                                 TRUST

                                 By: First Union National Bank, not in its individual capacity but solely as Trustee


                                          By:  /s/ Michelle Mena
                                              ---------------------------------
                                          Name:    Michelle Mena
                                          Title:   Corporate Trust Officer



                                 PREMIER CONSTRUCTION PRODUCTS
                                 ACQUISITION CORP.



                                           By:  /s/ Douglas H. Wolf
                                               --------------------------------
                                           Name:    Douglas H. Wolf
                                           Title:   President


                                 PREMIER CONSTRUCTION, INC.


                                            By:  /s/ Douglas H. Wolf
                                                -------------------------------
                                            Name:    Douglas H. Wolf
                                            Title:   Chief Executive Officer
                                                     and Secretary


                                 PREMIER CONSTRUCTION ACQUISITION, L.L.C.

                                 By:   The D.H. Wolf Baseline Trust, as Member


                                           By:   /s/ Richard Idell
                                                -------------------------------
                                           Name:    Richard Idell
                                           Title:   Trustee

                                 By: The R. G. Buckingham Baseline Trust, as Member


                                            By:  /s/ David S. Brown
                                                -------------------------------
                                            Name:    David S. Brown
                                            Title:   Trustee


                                 THE D.H. WOLF BASELINE TRUST


                                              By:  /s/ Richard Idell
                                                  -----------------------------
                                              Name:    Richard Idell
                                              Title:   Trustee


                                 RICHARD IDELL



                                  /s/ Richard Idell
                                  ---------------------------------------------


                                 THE R.G. BUCKINGHAM BASELINE TRUST


                                               By:  /s/ David S. Brown
                                                  -----------------------------
                                               Name:    David S. Brown
                                               Title:   Trustee


                                 DAVID S. BROWN



                                 /s/ David S. Brown
                                 ----------------------------------------------




                        [SIGNATURE PAGE TO SCHEDULE 13D]